                                 RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

                  RISKS RELATED TO OUR BUSINESS AND PRODUCTS

WE HAVE A HISTORY OF LOSSES AND WE MAY INCUR ADDITIONAL LOSSES IN THE FUTURE.

     We have a history of losses. Other than in 2000, 2003 and 2004, in which we were profitable on an annual basis, we have incurred losses in each of our last ten years of operation. While we had net income in 2003, we had an operating loss in that year of $2.0 million. As of December 31, 2004, we had an accumulated deficit of approximately $32 million. We cannot assure you that we will be able to maintain our profitability.

OUR QUARTERLY OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST AND
MAY FLUCTUATE SIGNIFICANTLY IN THE FUTURE, WHICH MAY ADVERSELY AFFECT THE PRICE
OF OUR SECURITIES.

     Our quarterly operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation might cause our quarterly operating results in future periods to be below the expectations of securities analysts and investors. If that occurs, the market price of our securities could be materially and adversely affected.

OUR RELATIVE MIX OF PRODUCTS VARIES QUARTERLY, WHICH CAN NEGATIVELY AFFECT OUR
GROSS MARGINS AND PROFITABILITY.

     Our product mix varies quarterly, which affects our overall gross margins and profitability. Each of our products has different associated gross margins, which vary quarterly based on market dynamics, competition, our average selling prices and our cost of materials. To the extent the percentage of our revenues derived from lower margin products increases in any given period, our overall gross margins will decline for that period. Currently, sales of our DiskOnKey product to the USB flash drive market carry lower margins than our other products. Consequently, an increase in the percentage of revenues deriving from sales of DiskOnKey products could decrease our margins, adversely affecting our profitability. Revenues derived from our share in the profit of a venture and from license fees and royalties carry no associated cost of goods sold.
Depending on the relative mix of sales of our products and the relative contribution our product and non-product revenues, our gross margins could fluctuate significantly from quarter to quarter and may be negatively affected in any given quarter.

WE TARGET HIGH GROWTH MARKETS, WHICH CAN EXPERIENCE INTENSE COMPETITION,
LEADING TO REDUCED MARGINS AND DECREASED PROFITABILITY.

     Fast growing markets frequently attract competition, including from large
U.S. and international companies, which can lead to loss of market share, increased pricing pressures and compression of margins. We target markets that have enjoyed substantial growth and may continue to experience fast growth. In particular, the USB flash drive market has experienced significant growth, which has attracted numerous competitors, leading to aggressive price competition and low margins. As a result, our revenues from sales to the USB flash drive market currently have the lowest associated margins among our product revenues. Similarly, the multimedia mobile handset market has experienced significant growth and become increasingly competitive, which may lead to pricing pressure and margin compression. To the extent we continue to target fast growing markets, we are likely to experience significant competition and pricing pressures, which may lead to loss of market share and loss of revenues, which could negatively affect our profitability.

WE ARE DEPENDENT ON DISKONKEY AND MOBILE DISKONCHIP FOR THE VAST MAJORITY OF
OUR SALES. AS A RESULT, OUR BUSINESS WILL SUFFER IF DEMAND FOR EITHER OF THESE
PRODUCTS DECLINES.

     The vast majority of our revenues are generated by sales of DiskOnKey and
Mobile DiskOnChip. If demand for either of these products declines and we cannot develop new products to offset this decline, or if the new products that we develop are not successful in the market, our sales would decline. Any significant decrease in the sales of our DiskOnKey or Mobile DiskOnChip products would have a material adverse effect on our business, financial condition and results of operations.

DEMAND FOR INCREASINGLY HIGHER CAPACITY DATA STORAGE MAY DECLINE, WHICH COULD
CAUSE OUR SALES TO DECLINE.

     Our target markets have recently enjoyed significant growth, driven in part by the decline in prices for flash memory components, which in turn has enabled us to offer higher capacity storage at lower prices. A portion of the growth in our sales to the USB flash drive market is attributable to consumers replacing their existing personal data storage medium with higher capacity data storage, as the prices for higher capacity storage decline. Similarly, a portion of the growth in our sales to the multimedia mobile handset is attributable to consumers demanding applications in handsets that require high capacity data storage, such as embedded digital cameras and MP3 playback functionality. However, the demand for increasingly higher capacity storage may diminish as consumers achieve sufficient capacity for their data storage applications. In lieu of upgrading to higher data storage capacities, consumers may opt to buy lower capacity data storage products at lower prices, or entirely forego replacing their existing high capacity data storage medium or device. To the extent consumer demand for higher capacity data storage declines, our sales could decline, which could have an adverse affect on our business and results of operations.

THE AMOUNT OF LICENSE FEES AND ROYALTIES PAYABLE TO US FROM THIRD PARTIES
VARIES QUARTERLY AND MAY DECLINE IN THE FUTURE, WHICH WOULD ADVERSELY AFFECT
OUR GROSS MARGINS AND RESULTS OF OPERATIONS.

     The license fees and royalties payable to us from our patent cross license and other agreements with third parties, such as Samsung and Toshiba, are often variable and can fluctuate from period to period making it difficult to predict our license fees and royalty revenues. Our intellectual property strategy includes licensing our patents and technology to third parties. Under these arrangements, we earn license fees and royalties on individually negotiated terms. Our income from license fees and royalties can fluctuate significantly from quarter to quarter as a portion of this income comes from royalties based on actual sales by our licensees. As a result, our license and royalty revenues have fluctuated in the past and are likely to continue to fluctuate in the future. Given that license and royalty revenues have no associated cost of goods sold, our gross margins and net income are likely to fluctuate more with changes in license and royalty revenues than with changes in product revenues.
In addition, our license and royalty revenues may decline in the future as our existing license agreements expire or caps are reached, which could adversely affect our results of operations.

OUR REVENUES FROM OUR SHARE IN THE PROFIT OF OUR VENTURE WITH TOSHIBA VARY
QUARTERLY AND MAY DECLINE IN THE FUTURE, WHICH CAN ADVERSELY AFFECT OUR GROSS
MARGINS AND RESULTS OF OPERATIONS.

     In the USB flash market, we generate a portion of our revenues through our venture with Toshiba (the "Venture," as further described under "Management's
Discussion and Analysis of Financial Condition and Results of Operations" in
Exhibit 2). The Venture is designed to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. We receive a percentage of the income attributable to the portion of sales of USB flash drives generated by Toshiba through the Venture. Our revenues from the Venture are dependent upon various factors, including the sales and profits achieved by
Toshiba, and can fluctuate significantly from quarter to quarter, making it difficult to predict these revenues. Given that these revenues have no associated cost of goods sold, gross margins and net income are likely to fluctuate significantly with changes in these revenues. In addition, our revenues from the Venture may decline in the future if Toshiba decreases its sales activity in the USB flash drive market, which could adversely affect our results of operations.

OUR REVENUES AND GROSS MARGINS HAVE BEEN, AND IN THE FUTURE MAY BE, ADVERSELY
AFFECTED BY VOLATILITY IN THE MARKET PRICE OR IN THE AVAILABILITY OF FLASH
MEMORY COMPONENTS.

     For most of our products, we rely to a significant extent on the purchase of flash memory components, or custom made products incorporating flash components, from third party manufacturers. As a result, we are exposed to the risks associated with the ongoing volatility in the price of flash components.
For example, prices of these components increased in the second half of 2003 due to industry-wide shortages in supply, and declined in 2004 due to excess supply in the market.

     If the price of flash components declines, the value of our inventory will fall and we may be compelled to write-down the value of our inventory, which may result in a significant decrease in our gross margins. In addition, we may need to reduce significantly our selling prices, which may result in a decline in our revenues and gross margins. For example, during the first half of 2001, flash component prices decreased significantly due to both the worldwide economic slowdown and the excess supply of flash components. This price decrease caused our revenues to decline significantly and required us to write-down $30.2 million of our inventory in the first half of 2001. Moreover, we expect the number of suppliers of flash components to increase in the near term, which could increase the supply of flash memory components in the market and reduce the market prices of these components.

     Alternatively, if the market price for flash components increases (for example, as a result of increased demand for any reason or due to flash memory supply constraints), we may be unable to pass these price increases on to our customers and, consequently, our gross margins would decline. If flash component prices increase in the future, our gross margins could suffer, or we may not be able to sell our products at a profit, resulting in a loss of revenues and market share or in net losses.

     In addition, in the past, there have been constraints in supply of flash components. If these supply constraints were to recur, our suppliers may not allocate to us sufficient flash memory components to enable us to meet the orders of all our customers, forcing us to decline orders or shift product orders to the following quarter. Irrespective of the movement in flash component pricing, to the extent we are not able to obtain sufficient supply of flash components, our results of operations would be adversely affected.

THERE IS SEASONALITY IN OUR BUSINESS, WHICH MAY LEAD TO FLUCTUATIONS IN OUR
PRODUCT SALES AND COULD ADVERSELY AFFECT OUR SALES IN THE FIRST HALF OF THE
FISCAL YEAR.

     Sales of our DiskOnKey and Mobile DiskOnChip products may be subject to seasonality arising from the seasonal purchasing patterns of consumer end-users. We have recently experienced strong demand for our Mobile DiskOnChip products in the second half of 2004, and for our DiskOnKey product in the fourth quarter of 2004, in each case due to end-of-year holiday demand. We expect, however, that demand in the first half of 2005 will be weaker, due in part to the strong sales during the holiday season, which will adversely affect our product sales and profitability in the first half of 2005.

EXCESS OR OBSOLETE INVENTORY COULD ADVERSELY AFFECT OUR GROSS MARGINS.

     We may accumulate a higher level of inventory of raw materials, including flash components, and finished goods than we need due to various reasons including:

    o an anticipation of a shortage in components;

    o unrealized sales forecasts;

    o long-term commitments to our suppliers for certain components without a back-to-back commitment from our customers to purchase finished products;

    o consignment sales to some of our customers;

    o cancellation of orders from customers; and

    o an anticipation of an increase in prices.

In the event that we maintain a higher level of inventory than we need, certain components or products, if warehoused for too long, may be devalued due to a decrease in the market value of flash components, or rendered obsolete, which might cause us to incur an inventory write-off. Any devaluation or write-off of inventory would have an adverse effect on our business and results of operations.

CONSIGNMENT SALES REQUIRE US TO SUPPLY OUR PRODUCTS TO OUR CUSTOMERS IN ADVANCE
OF SALES, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     Under some of our customer agreements, we deliver finished goods inventory to our customers in distribution hubs, where the inventory is held on consignment. We are obligated to supply in advance based on our customer's forecasts, but the customer is not obligated to purchase the product until it removes the product from the hub and takes title to the product, which it may do at its discretion. The time lag between our delivery and the customer taking title may be as long as weeks or months. To the extent the price for those products drops during that time lag, our customers enjoy the lower prices. In an environment of rapidly declining prices for flash components and corresponding declines in prices for our products, we are exposed to the risk that our margins and profitability will be adversely affected by extended time lags between delivery and transfer of title on our consignment sales. If time lags on our consignment sales lengthen and product prices drop, our business and results of operations could be adversely affected.

IF WE CONTINUE TO GROW, OUR GROWTH MAY STRAIN OUR OPERATIONS INFRASTRUCTURE AND
OUR SUPPLY CHAIN.

     In recent years, our revenues have grown significantly in response to increased customer demand. If this growth continues, it may strain our operations infrastructure and supply chain. To meet this growth, we substantially increased our employee base during 2003 and 2004, from approximately 330 employees on January 1, 2003 to approximately 530 employees on December 31, 2004. If our growth continues, we will have to continue hiring additional employees. The hiring of new employees requires the allocation of resources for the training and management of the employees, and the integration of the employees into our existing staff. We also will need to identify and manage additional third party subcontractors to accommodate the growth. In addition, our logistical infrastructure, systems, procedures and controls may not be adequate to support our anticipated growth, which could adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUR KEY PERSONNEL, INCLUDING OUR EXECUTIVE OFFICERS, THE LOSS OF
WHOM COULD DISRUPT OUR BUSINESS.

     Our success greatly depends on the continued contributions of our senior management and other key research and development, sales, finance, marketing and operations personnel, including Mr. Dov Moran, our Chairman, President and
Chief Executive Officer. We cannot assure you that we will be successful in retaining our key personnel. Any loss of the services of these key personnel could adversely affect our business, at least until a suitable replacement is identified, hired and acclimated.

WE WILL NOT BE ABLE TO SUSTAIN CONTINUED GROWTH UNLESS WE ARE SUCCESSFUL IN
ATTRACTING AND RETAINING ADDITIONAL QUALIFIED PERSONNEL.

     The success of our business depends on our ability to attract and retain highly qualified management, technical, finance, and sales and marketing personnel. In particular, we require highly qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. Further, to the extent we continue to experience rapid growth, we will need management personnel who can effectively manage that growth as well as ensure that our organization adapts effectively to that growth. Individuals who possess these qualifications are in high demand, and we may not be successful in attracting, integrating and retaining them when and as needed in the various geographic regions in which we operate.
In the past, we have from time to time experienced difficulty hiring the necessary engineering and sales and marketing personnel to support our growth.

OUR BUSINESS DEPENDS SIGNIFICANTLY UPON SALES OF PRODUCTS IN THE CONSUMER
MARKET. THIS MARKET IS EXTREMELY COMPETITIVE AND IS HIGHLY SUSCEPTIBLE TO
FLUCTUATIONS IN DEMAND.

     Our DiskOnKey and Mobile DiskOnChip products are designed for consumer electronic applications. The consumer market is intensely competitive and price sensitive. Sales of consumer electronic products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could reduce demand for our products, or products of our customers which incorporate our products. Softening consumer demand for consumer electronic products has in the past caused a decline in the demand for our products. As a result, there is uncertainty with respect to our expected revenues, and delays or reductions in consumer spending on electronics and related products could adversely affect our revenues and operating results.

WE DEPEND ON THE ABILITY OF ORIGINAL EQUIPMENT MANUFACTURERS, OR OEMS, AND
CONSUMER ELECTRONICS COMPANIES WHO PURCHASE OUR PRODUCTS TO ACHIEVE BROAD
MARKET ACCEPTANCE FOR THEIR PRODUCTS. IF THESE OEMS AND CONSUMER ELECTRONICS
COMPANIES DO NOT SUCCEED IN SELLING THEIR PRODUCTS, THIS WILL REDUCE DEMAND FOR
OUR PRODUCTS AND OUR REVENUES WILL BE ADVERSELY AFFECTED.

     Our customers are primarily OEMs and consumer electronics companies who repackage or resell our products under their own private label to consumers or incorporate our products into their own products, which are then sold to consumers. We are dependent upon the success of our customers and the broad market acceptance of their products. To the extent that consumers choose to purchase USB flash drives, or multimedia mobile handsets, from competitors of our customers, our revenues and operating results will be adversely affected.

WE MAY INCREASE OUR DIRECT SALES EFFORTS, WHICH COULD INCREASE OUR COSTS AND
ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     In addition to selling our products to OEMs, we may consider in the future pursuing a direct sales strategy that provides us greater access to retailers and end-users. To the extent we increase our direct sales, we will be exposed to additional risks, including potentially losing OEM customers who view our direct sales efforts as competitive, as well as risks inherent to direct sales efforts, such as increased sales and marketing expenditures, having to provide price protection or rebates to retailers, and more frequent and rapid selling price declines. If these risks materialize, they could adversely affect our results of operations.

UNDETECTED HARDWARE AND SOFTWARE ERRORS OR DEFECTS MAY INCREASE OUR COSTS AND
IMPAIR THE MARKET ACCEPTANCE OF OUR PRODUCTS.

     Our products may contain undetected errors or defects. These could result either from errors or defects in software, components or products designed or manufactured by or for us that we fail to detect, or errors or defects in components supplied by third parties. Some of our customers integrate our products into their applications together with products they acquire from other vendors. As a result, when problems occur in an application, it may be difficult to identify the component that caused the problem. Regardless of the source of these errors or defects, we will need to divert the attention of engineering personnel from our product development and support efforts to address the detection of the errors or defects. These errors or defects could cause us to incur warranty or repair costs, liability claims or lags or delays.
We could be forced to recall products that were already sold into the market by our customers. Our insurance policies may not provide sufficient protection should a claim be asserted against us. Moreover, the occurrence of errors or defects, whether caused by our products or the products of another vendor, may significantly harm our relations with customers, or result in the loss of customers, injure our reputation and impair market acceptance of our products.

WE MAY MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES, WHICH MAY DISTRACT OUR
MANAGEMENT AND DISRUPT OR OTHERWISE HARM OUR BUSINESS, AND MAY PROVE TO BE
UNSUCCESSFUL.

     One of our strategies is to make investments in complementary businesses, technologies or products if appropriate opportunities arise. We have made several investments in companies or assets

of companies in the past and we may in the future invest in additional businesses, products or technologies. These investments could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, any investment in another company will be subject to the risks faced by that company. To the extent that any company in which we invested in the past or any company in which we invest in the future thereafter loses value or does not succeed, we may lose part or all of our investment. We may also have to write down the value of our investment in our financial statements to the extent that the carrying value of an investment exceeds its fair market value.

WE MAY MAKE ACQUISITIONS THAT RESULT IN DIFFICULTIES IN INTEGRATING THE
OPERATIONS, PERSONNEL AND PRODUCTS OF THE ACQUIRED COMPANIES OR RESULT IN
SIGNIFICANT CHARGES OR OTHERWISE ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We may grow our business through acquisitions of companies, products or technologies that allow us to expand our existing product offerings or sales channels or enhance our technological capabilities. We cannot assure you that we will be able to identify suitable acquisition candidates in the future, or if we do identify suitable candidates that we will be able to make the acquisitions on commercially acceptable terms or at all. If we acquire another company, we could encounter difficulty integrating that company's personnel, operations, technology and products into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities or securities convertible into equity to pay for any future acquisitions, which could be dilutive to our existing shareholders. Alternatively, acquisitions made entirely or partially for cash may reduce our cash reserves. Furthermore, acquisitions may require one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, amortization of intangible assets or impairment of goodwill, any of which could negatively impact our results of operations.

IF WE FAIL TO MANAGE OUR INVENTORY EFFICIENTLY, OUR GROSS MARGINS COULD BE
ADVERSELY AFFECTED.

     The dynamic pricing environment for flash components requires that we manage our inventory in an efficient manner. Under our supply agreements, we are committed to provide binding purchase forecasts for flash components and
Mobile DiskOnChip at lead times longer than those that our customers provide us for their product orders. This requires us to purchase inventory based on forecasted demand in advance of customer orders. If we overestimate customer demand, leaving us with surplus inventory, we might be required to write down the value of the inventory as flash component prices drop, adversely affecting our gross margins and results of operation.

THE USB FLASH DRIVE MARKET IS CHARACTERIZED BY HIGH VOLATILITY OF DEMAND,
MAKING IT DIFFICULT FOR US TO PLAN OUR OPERATIONS.

     The USB flash drive market is characterized by highly volatile demand, making it difficult for us to plan our inventory levels, production plans and operations. For example, our USB flash drive customers expect us to fill orders on a short-term basis, often in as little as two weeks. Our suppliers of raw materials for these products, particularly flash components, require us to place orders months in advance. We must make commitments to our suppliers in advance of receiving orders from our customers based upon our forecast of expected customer demand. Similarly, our internal production plans and resource allocation are based upon our forecast of expected customer demand. Due to the volatility of demand, we risk over- or under-estimating customer demand in any given period. If we maintain inventory levels or increase production in anticipation of orders that do not materialize, our profitability will decline.
Alternatively, if we do not maintain sufficient inventory levels or do not commit sufficient production or other resources to meet actual demand, we risk losing customers to other manufacturers who can supply sufficient product to our customers. Losing customers could adversely affect our revenues and our long-term profitability.

WE CUSTOMIZE OUR MOBILE DISKONCHIP PRODUCT TO MEET OUR CUSTOMERS' DESIGN
REQUIREMENTS, EXPOSING US TO THE RISK OF OBSOLETE INVENTORY AND LOWER GROSS
MARGINS.

     Our Mobile DiskOnChip is incorporated into the design of our customers'
multimedia mobile handsets. We often customize our product by combining the
Mobile DiskOnChip with other memory chips in a single compact package. After a design win, our customers provide us with forecasts of their anticipated requirements, based on which we produce customized products in anticipation of the customer purchasing our product for the new handset design. However, the customer is not obligated to purchase our product until it places purchase orders with us, and may decide, prior to placing orders, not to commercialize the handset design or to order less than initially forecasted, thereby rendering our inventory of customized products or a portion thereof obsolete, as the customized product may not be marketable for other handset designs.
Obsolete inventory will reduce our gross margins and could adversely affect our profitability.

SALES TO A SMALL NUMBER OF CUSTOMERS REPRESENT A SIGNIFICANT PORTION OF OUR
REVENUES. IF WE WERE TO LOSE ANY OF OUR SIGNIFICANT CUSTOMERS, OR IF WE
EXPERIENCE A REDUCTION IN DEMAND FROM THEM, OUR REVENUES AND OPERATING RESULTS
WOULD SUFFER.

     More than half of our revenues come from a small number of customers.
Specifically, sales to our top three customers accounted for approximately 34%
of our revenues in 2002, 30% in 2003 and 32% in 2004, and sales to our top 10 customers accounted for approximately 56% of our revenues in 2002, 55% in 2003 and 59% in 2004. In addition, in 2004, sales to two of our customers each represented more than 10% of revenues. If we were to lose any of our significant customers or experience any material reduction in orders from these customers, our revenues and operating results would suffer. Because the substantial majority of our sales are made by means of standard purchase orders rather than long-term commitments, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. In particular, due to the nature of the market for our DiskOnKey products, a customer can, with relatively little effort and investment, move from our product to a product of a competitor. This, combined with the relative ease with which our customers may terminate their business relationship with us, may cause a severe reduction in sales of our DiskOnKey products over a very short period of time. We expect our operating results for at least the next several years to continue to depend on sales to a relatively small number of customers.

OUR MOBILE DISKONCHIP PRODUCTS TARGET A SMALL NUMBER OF POTENTIAL CUSTOMERS. IF
THESE CUSTOMERS DECLINE TO PURCHASE OUR PRODUCTS, WE WOULD HAVE A LIMITED
MARKET, IF ANY, FOR SALE OF THESE PRODUCTS, WHICH COULD ADVERSELY AFFECT OUR
GROSS MARGINS AND RESULTS OF OPERATION.

     In the multimedia mobile handset market, we manufacture a limited number of versions of our Mobile DiskOnChip products to accommodate the handset design parameters of a small number of potential large customers. After attaining a design win, due to the size of these customers and their sales forecasts for the handset that will incorporate our product, we are often required to build a meaningful inventory position in these products in advance of any orders. The customer, however, has no obligation to buy our products until it places an order. To the extent any of these customers decline to purchase the version we designed for them because the handset design is not commercialized or is discontinued, we would be left with inventory that would have a limited market, if any, for sale. This could require us to devalue or write-off the inventory, which would adversely affect our gross margins and results of operation.

INCREASED EXPENSE LEVELS AND SIGNIFICANT FIXED COSTS WILL HARM OUR BUSINESS IF
OUR REVENUES DO NOT GROW.

     We have significant fixed costs and we cannot readily reduce these expenses over the short term. We expect our operating expenses to increase due primarily to planned increases in sales and marketing and research and development activities to support our growth plan. If our revenues do not increase proportionately to our operating expenses, or if revenues decrease or do not meet expectations for a particular period, and we are not able to reduce our expenses in the short term, or at all, our business, financial condition and results of operations will be adversely affected.

WE WILL BE REQUIRED TO RECORD A COMPENSATION EXPENSE IN CONNECTION WITH STOCK
OPTION GRANTS AND, AS A RESULT, OUR PROFITABILITY MAY BE REDUCED SIGNIFICANTLY.

     The Financial Accounting Standards Board ("FASB") has recently issued an accounting standard that will require that the fair value of all equity-based awards granted to employees be recognized in the statement of operations as a compensation expense, beginning in the third quarter of 2005. The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. The impact of the adoption of this standard cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior periods, however, the impact would have had a material adverse effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. Such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

OUR STOCK PRICE HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE FOR VARIOUS REASONS,
INCLUDING THE VOLATILITY AND DOWNTURN IN SHARE PRICES FOR TECHNOLOGY COMPANIES
GENERALLY AND COMPANIES IN OUR INDUSTRY SPECIFICALLY.

     The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, between January
1, 2002 and March 15, 2005, our closing stock price fluctuated from a low of
$4.91 to a high of $26.06. We believe that these fluctuations will continue as a result of, among other things, the factors discussed herein and as a result of announcements by us, our competitors or third parties (such as industry and research analysts) regarding our business, the business of our competitors, our markets, technological innovations, or changes in earnings estimates. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology companies have been especially volatile, often for reasons outside the control of these companies. These fluctuations, as well as general economic, political and market conditions, including certain conditions related to the State of Israel, may have an adverse effect on our stock price. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future.
Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business.

          RISKS RELATED TO DEVELOPMENT AND MARKETING OF NEW PRODUCTS

WE WILL NOT BE ABLE TO GROW UNLESS OUR TARGET MARKETS CONTINUE TO GROW AND WE
ARE ABLE TO MEET THE CHANGING NEEDS OF THESE MARKETS.

     Sales to the multimedia mobile handset market accounted for approximately
$69.8 million of our revenues in 2004, an increase of 302% as compared to 2003.
Sales to the multimedia mobile handset market are directly related to the demand for multimedia mobile handsets. We cannot assure you that this market will grow, that our data storage solutions for multimedia mobile handsets will continue to achieve market acceptance, that demand for these products will grow or that our products will be included in the multimedia mobile handsets that achieve broader market acceptance. Most multimedia mobile handsets currently do not use or need embedded high capacity data storage and we cannot assure you that the requirement for embedded high capacity data storage in that market will grow or that handset manufacturers and OEMs will select Mobile DiskOnChip as their solution for embedded data storage. If sales of multimedia mobile handsets do not grow as anticipated, or if Mobile DiskOnChip is not designed into leading multimedia mobile handsets, then sales of our Mobile DiskOnChip products will decrease or will not grow as anticipated, which could adversely affect our results of operations.

     Sales to the USB flash drive market accounted for approximately $228.2 million of our revenues in 2004, an increase of 188% as compared to 2003. We cannot assure you that this market will continue to grow or that our products will be accepted as the preferred solution by OEMs, consumer electronics companies and consumer end-users. If demand for USB flash drives does not continue to grow as anticipated, or the DiskOnKey is not chosen by the relevant
OEMs, consumer electronic companies and consumer end-users as their preferred solution, then sales of our DiskOnKey products will decrease or will not grow as anticipated, which could adversely affect our results of operations.

OUR BUSINESS WILL BE HARMED IF WE FAIL TO ANTICIPATE NEW TECHNOLOGICAL CHANGES
OR TO INTRODUCE NEW PRODUCTS IN A TIMELY MANNER.

     The market for our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards could render our existing products obsolete and unmarketable. For example, our USB flash drive products, which accounted for 66% of our revenues in 2004, were only introduced in 2000. Although we design our products to fit and match certain market standard interfaces, some of these interfaces may change over a relatively short period, which may cause our then existing products to become obsolete while possibly enabling competing products. Our ability to anticipate changes in technology and industry standards and interfaces, and to successfully develop and introduce new and enhanced products on a timely basis, will be a critical factor in our ability to grow and to remain competitive. In addition, the anticipated development schedules for high technology companies are inherently difficult to predict and are subject to change as a result of shifting priorities in response to customers' requirements and product introductions from competitors. Our inability, for technological or other reasons, to develop products and product enhancements that are technologically competitive, responsive to customer needs or competitively priced would adversely affect our business, financial condition and results of operations.

WE CANNOT ASSURE YOU THAT ANY NEW PRODUCTS WE DEVELOP WILL BE COMMERCIALLY
SUCCESSFUL.

     We continually seek to develop new products. For example, in October 2004, we announced our intention to develop the MegaSIM card module, a universal subscriber identification management (SIM) card that incorporates high capacity embedded data storage. We expect this product to be commercially available in the second half of 2005. It will take time for new products to be accepted and for significant sales to be generated from them, if this happens at all. We cannot assure you that any new products we develop will be commercially successful. To the extent our new products do not enjoy market acceptance, we may not be able to recoup our research and development and sales and marketing expenditures on the product.

IN TRANSITIONING TO NEW TECHNOLOGIES AND PROCESSES, WE FACE DESIGN AND
PRODUCTION RISKS THAT MAY CAUSE SIGNIFICANT PRODUCT DELAYS THAT COULD HARM OUR
BUSINESS.

     The flash memory market continues to enjoy successively higher memory capacities at lower costs per megabyte due to the implementation over time of more advanced technologies and manufacturing processes. In addition, other components used in our products, such as ASICs (application specific integrated circuits), continue to achieve technological advances, and must be replaced or upgraded from time to time in order for us to remain competitive. Our success depends on our ability to continuously redesign our products to integrate with the latest flash memory technologies and manufacturing processes and other new components. The transition to new technologies and processes is highly complex and requires new designs, components, testing and qualification processes. We cannot assure you that we will be able to timely adapt our products to new emerging technologies or offer such new products at competitive prices, or that we will not suffer from design and quality issues in connection with the transition to new technologies. We cannot assure you that we, along with our suppliers and subcontractors, will successfully develop and bring into full production with acceptable yields and reliability products based on these technologies and processes, or that any development or production ramp-up will be completed in a timely or cost-effective manner. If we are not successful in adapting to new technologies or if our transition to these new technologies is too slow or too costly, our business, financial condition and results of operations could suffer.

           RISKS RELATED TO THIRD PARTY MANUFACTURERS, SUPPLIERS AND
                                SUBCONTRACTORS

WE DEPEND ON TOSHIBA AND SAMSUNG FOR FLASH MEMORY COMPONENTS. ANY SHORTAGE OR
DISRUPTION IN OUR SUPPLY FROM THESE SOURCES OR ACHIEVEMENT OF LOWER YIELD THAN
EXPECTED WILL ADVERSELY AFFECT OUR RESULTS.

     Our flash memory based products require flash memory components, which are currently supplied by Toshiba and Samsung, or with respect to some components, by only one of the two suppliers. We have secured commitments from both Toshiba and Samsung to provide us with a specified portion of their respective flash component manufacturing capacity. We expect that we will depend upon Toshiba and Samsung for a significant portion of our anticipated flash memory requirements for the foreseeable future. In the past, our suppliers have, at times, been unable or unwilling to meet our supply needs, which has adversely affected our operating results. If either Toshiba or Samsung fails to comply with its supply commitment to us, in terms of volumes and/or pricing of flash components, or closes down or downsizes its flash components fabrication business, our business, financial condition and operating results will be adversely affected. In addition, if either Toshiba or Samsung terminates its supply relationship with us at any time, our business, financial condition and operating results will be adversely affected. In the event that we are supplied by Toshiba or Samsung with flash memory components with a lower than customary yield, our operating results and our ability to supply products to our customers will be adversely affected. Any disruption in supply from these sources due to natural disaster, power failure, labor unrest or other causes, could significantly harm our business, financial condition and results of operations. In addition, if our flash suppliers do not continue to invest in the necessary advancements to their flash memory technology and flash memory products, our business, financial condition and operating results may suffer.

WE DEPEND ON TOSHIBA AS A SINGLE SOURCE FOR MULTI-LEVEL CELL FLASH COMPONENTS,
WHICH ARE LESS COSTLY THAN STANDARD FLASH COMPONENTS. ANY REDUCTION OR
DISRUPTION IN OUR RECEIPT OF THESE COMPONENTS FROM TOSHIBA WILL NEGATIVELY
AFFECT OUR GROSS MARGINS AND PROFITABILITY.

     At present, Toshiba is our sole supplier of multi-level cell (MLC) flash components, which are less costly per megabyte than standard flash components.
If Toshiba were to:

    o breach its obligations under its agreements with us;

    o close down or downsize its flash fabrication business;

    o experience manufacturing or yield problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes; or

    o increase its prices to us for MLC flash components,

we would be required to use standard flash components in lieu of MLC components, which would decrease our gross margins and adversely affect our profitability.

DIFFICULTY IN ESTIMATING SUPPLY REQUIREMENTS MAY CAUSE US TO OVERESTIMATE OUR
REQUIREMENTS AND BUILD EXCESS INVENTORIES, OR UNDERESTIMATE OUR REQUIREMENTS
AND HAVE A SHORTAGE OF SUPPLY, EITHER OF WHICH WILL HARM OUR FINANCIAL RESULTS.

     Under the terms of our agreements with Toshiba and Samsung, we are obligated to provide advance rolling forecasts of anticipated requirements for components that we use to manufacture our products. Because a significant portion of our products is sold into the consumer market, it is difficult to accurately forecast future sales. In addition, sales visibility remains limited because a substantial majority of our quarterly sales are from orders received and fulfilled in the same quarter, which makes accurate forecasting difficult.
Generally, the estimates for the first few months of each rolling forecast we provide to Toshiba and Samsung are binding commitments and cannot be cancelled and the estimates for the remaining months of the forecast may only be changed by a certain percentage from

                                       10

the previous month's forecast. This limits our ability to react to fluctuations in demand for our products. If we underestimate our needs when we place orders, we may be unable to meet our customers' demands, and we could lose revenues and market share to our competitors. Alternatively, if we overestimate our need for products, we could increase our inventory levels, which could result in reduced gross margins as well as obsolete inventory and a corresponding write-down of that inventory. Either of these situations could have a material adverse effect on our business, financial condition and operating results.

IF OUR FLASH MEMORY SUPPLIERS ARE UNABLE TO PROVIDE US WITH SUFFICIENT
QUANTITIES OF FLASH MEMORY IN A TIMELY MANNER AT COMPETITIVE PRICES, WE WOULD
HAVE TO SEEK ALTERNATE SUPPLIERS, WHICH MAY NOT BE AVAILABLE, AND THIS WOULD
ADVERSELY AFFECT OUR RESULTS.

     If we are unable to obtain sufficient quantities of flash memory from
Toshiba and Samsung at competitive prices, or if Toshiba or Samsung are unable or unwilling to timely satisfy our requirements on competitive terms, and other flash memory suppliers do not meet our additional capacity requirements in a timely manner and at competitive prices, we would not be able to manufacture and deliver flash memory products to satisfy our customers' requirements. If we are unable to satisfy the requirements of our customers or supply them in the volumes they request, they will likely reduce future orders or eliminate us as a supplier. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Even if we are able to obtain flash memory in sufficient volumes and on schedules that permit us to satisfy our delivery requirements, we cannot assure you that the prices charged by these suppliers will enable us to compete effectively in our market. If we are unable to obtain flash memory at competitive prices, our margins would decline unless we could raise the prices of our products in a commensurate manner or offset the cost increases elsewhere. The existing competitive conditions may not permit us to do so, which would adversely impact our gross margins and operating results.

WE DEPEND ON TOSHIBA AS A SINGLE SOURCE TO MANUFACTURE MOST OF OUR DISKONCHIP
PRODUCTS, AND WE EXPECT TO REMAIN DEPENDENT ON TOSHIBA AS A SINGLE SOURCE FOR
FUTURE DISKONCHIP PRODUCTS. ANY DELAY OR DISRUPTION IN OUR RECEIPT OF THESE
PRODUCTS FROM TOSHIBA WILL ADVERSELY AFFECT OUR RESULTS.

     At present, Toshiba is our sole manufacturer of most of our DiskOnChip products, including our Mobile DiskOnChip products. In addition, we are working with Toshiba on the joint development of future DiskOnChip products, for which they will be the sole source of supply as well. For our DiskOnChip products,
Toshiba not only supplies the flash components but also manufactures and assembles the finished product. If Toshiba were to:

    o breach its obligations under its agreements with us;

    o close down or downsize its flash business;

    o experience manufacturing problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes; or

    o for any other reason be unable to sell us DiskOnChip products at competitive prices,

we may be unable to fill our customers' orders for these products in a timely fashion or at all or unable to offer these products at competitive prices, which would result in lost sales and significantly lower revenues. In addition, having a single source for the Mobile DiskOnChip might deter the larger mobile handset vendors from accepting our Mobile DiskOnChip product line as the data storage solution for their handsets, which would similarly result in lost sales and affect the acceptance of our product in the relevant market. We are seeking to develop with other manufacturers products that will be comparable to the
DiskOnChip although possessing different features and capacity. This will require additional hardware and software development, and we cannot assure you that we will be successful in developing such comparable products or that such other manufacturers will succeed in delivering products which are of similar cost, quality and functionality.

                                       11

WE DEPEND ON A LIMITED NUMBER OF THIRD PARTY SUBCONTRACTORS TO MANUFACTURE AND
ASSEMBLE OUR DISKONKEY PRODUCTS, AND ANY DELAY OR DISRUPTION IN THE SUPPLY OF
THESE PRODUCTS WILL ADVERSELY AFFECT OUR RESULTS.

     We are dependent on a limited number of third party subcontractors. The substantial majority of our DiskOnKey products are manufactured and assembled by Global Brands Manufacturing Limited, or GBM, and to a lesser extent by
Celestica Italia S.r.l. Any significant problems that occur at our subcontractors, and specifically with GBM, our principal subcontractor, or their failure to perform at the level we expect, could lead to product shortages or quality assurance problems, either of which could increase the manufacturing costs of our products and have adverse effects on our operating results. If any of our subcontractors are unable or unwilling to continue to manufacture, assemble and deliver products of acceptable quality, at acceptable costs and in a timely manner, due to conditions in their respective countries or otherwise, our future results might be adversely affected. Specifically, if
GBM was unable or unwilling to continue to act as our subcontractor, we would not be able to switch our production to Celestica or another subcontractor without significant advance notice, which could adversely affect our ability to supply DiskOnKey products to our customers. While we are planning to qualify an additional subcontractor, we cannot assure you that we will be successful in agreeing to terms with any such subcontractor, or that we will be able to timely switch our production to any such subcontractor should any of the other subcontractors be unable or unwilling to continue working with us. In addition, we do not have long-term contracts with our subcontractors. As a result, these subcontractors may terminate their relationships with us at any time, generally upon advance notice. In either case, we would be required to qualify new subcontractors, which could take as much as six months or longer, as well as result in unforeseen operations problems, and our results may be adversely affected.

WE DEPEND ON THIRD PARTIES FOR THE SUPPLY AND QUALITY OF COMPONENTS REQUIRED
FOR THE MANUFACTURE OF OUR PRODUCTS, AND ANY DELAY OR DISRUPTION IN THE SUPPLY
OF THESE PRODUCTS WILL ADVERSELY AFFECT OUR RESULTS.

     We depend on third parties to manufacture and supply components for our products, including the capacitors, printed circuit boards and the ASIC components used in our DiskOnKey and in some of our DiskOnChip products. For some components, we rely on a single source of supply, such as Atmel Sarl which supplies us with certain ASIC components developed specifically for our
DiskOnKey products, as well as a third party for some off-the-shelf ASIC components. Because we depend on single suppliers for certain key components, and do not have a long-term supply contract with our suppliers, we face the risk of inadequate component supply, price increases, late deliveries and poor component quality, as any supplier may terminate their relationships with us or pursue other relationships with our competitors. If we were to lose our relationship with these suppliers, the lead time required to qualify new suppliers could be as long as six months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate any suppliers who have the ability to develop, manufacture and deliver the specialized components we need for our products in the desired lead times and quality.

     Our component suppliers are often operating at peak capacity. At times, the demand for components used in our products has exceeded available supply, and suppliers have raised prices and/or been forced to allocate limited resources among competing purchasers. On certain occasions we have been unable to obtain adequate supplies of certain components, which has resulted in delayed or lost sales of our products. In other cases, we have been required to keep unusually large component inventories in order to avoid shortages. We cannot assure you that shortages will not occur in the future.

     Furthermore, if we experience quality problems from any of our component suppliers, it could take us a significant amount of time to identify the problem as associated with a particular component, ascertain whether this is as a result of a design or a manufacturing flaw and either correct the problem and, if possible, replace the components or find an alternate source of supply.
Any such quality

                                       12

problem or delay could, in addition to causing us lost sales, detrimentally affect our reputation in the market and cause us to incur additional costs as a result of the recall and replacement of affected products.

IF WE ARE NOT SUCCESSFUL IN DEVELOPING RELATIONSHIPS WITH SUPPLIERS OF MEMORY
COMPONENTS THAT UTILIZE NEW MEMORY TECHNOLOGIES, OUR BUSINESS COULD BE
ADVERSELY AFFECTED.

     The market for memory components is characterized by rapidly changing technology. Several semiconductor manufacturers are currently developing new memory technologies that would supplement or compete with existing flash memory technologies and other memory components. If these new memory technologies gain widespread market acceptance and we are not successful in developing relationships with the suppliers of these new memory technologies and memory components or we are unable to develop products based on these new technologies, our business could be adversely affected.

LOSS OF OR DAMAGE TO INVENTORY HELD BY OUR SUBCONTRACTORS OR OEM CUSTOMERS
COULD DAMAGE OUR RELATIONSHIPS WITH OUR CUSTOMERS AND HARM OUR BUSINESS.

     Some of our inventory is held directly by our third party subcontractors or our OEM customer's warehouse facilities and is outside of our physical control. We may be exposed to additional risks relating to this inventory, including loss of or damage to the inventory. In the event that inventory held by our third party subcontractors or OEM customers or that is on consignment with our customers is damaged and we are unable to timely replace that inventory, we may not be able to meet our customers' orders which would harm our business, financial condition and results of operations.

OUR BUSINESS WILL BE HARMED IF OPERATING SYSTEM VENDORS DO NOT CONTINUE TO
SUPPORT OUR SOFTWARE AND INCLUDE OUR SOFTWARE WITH THEIR OPERATING SYSTEMS.

     Our marketing strategy for DiskOnChip relies on our software being included in major operating systems. These operating systems are constantly being updated. If we are unable to maintain or obtain the support of major operating systems for our products, if the developers and distributors of major operating systems choose to support a competing product instead of our own or support other competing solutions together with our solution, or if other operating systems that do not include our software achieve market acceptance, this could adversely impact sales and accordingly have a material adverse effect on our business, financial condition and results of operations.

                         RISKS RELATED TO COMPETITION

WE SELL OUR PRODUCTS IN A HIGHLY COMPETITIVE INDUSTRY, OFTEN IN COMPETITION
WITH LARGER COMPANIES WITH SUBSTANTIALLY GREATER RESOURCES. OUR FAILURE TO
COMPETE EFFECTIVELY COULD HURT OUR BUSINESS.

     The markets in which we compete are characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our Mobile DiskOnChip, DiskOnKey and other products compete with other flash data storage devices, standard flash components, hard drives and alternative data storage technologies. Our competitors include many large U.S. and international companies that have substantially greater financial, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity, broader product lines and longer-standing relationships with customers than us. These factors may limit our ability to compete effectively with them. We expect competition to increase in the future from existing competitors and from other companies, including flash manufacturers, that may enter our existing or future markets with similar or alternative data storage solutions that may be less costly or provide additional features.

     DiskOnKey. Our DiskOnKey product competes with other USB-compatible flash data storage devices, removable magnetic media, removable optical media, flash cards, MP3 players and other removable storage media. Our competitors in this market currently consist of U.S. and international

                                       13

companies, as well as numerous computer and computer-based peripherals manufacturers or hardware manufacturers, many of whom are located in the Far
East where costs tend to be lower. Many of these competitors are vying for and attaining market share on the basis of aggressive pricing or marketing campaigns. In addition, we also currently experience and expect to continue to experience competition from large U.S. and/or international companies
(including flash manufacturers such as Toshiba and Samsung) that have substantially greater resources, greater access to component fabrication capacity, often at substantially lower costs, broader product lines and longer-standing relationships with customers than we do. In particular, flash manufacturers have a significant cost advantage over us, which they could exploit to our detriment if they decided to compete more aggressively in our markets, leading to substantial pricing pressures, which would adversely affect our income.

     Mobile DiskOnChip. Our Mobile DiskOnChip products compete with other flash and flash-based memory solutions, including those offered by flash manufacturers. These competitors have an advantage over us in that they have substantially greater financial, sales, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity at substantially lower costs, broader product lines and longer-standing relationships with customers than we do. In particular, flash manufacturers have a significant cost advantage over us, which they can exploit to our detriment if they decided to compete more aggressively in our markets.
Since these competitors also own their own fabrication facilities, they would also have more effective control over supply. In addition, some manufacturers of multimedia mobile handsets are using or plan to use multi-chip packaging which integrates flash and other memory chips. Some of our competitors already manufacture, in addition to flash, other memory chips, and may therefore have a competitive advantage over us with respect to time to market and costs for products incorporating multi-chip packaging. These factors could lead to substantial pricing pressures, which would adversely affect our income.

OUR DATA STORAGE PRODUCTS COMPETE WITH OTHER PRODUCTS OFFERING SIMILAR
FUNCTIONALITY, WHICH COULD ENJOY GREATER MARKET ACCEPTANCE AND CAUSE THE SALE
OF OUR PRODUCTS TO DECLINE.

     Our products are targeted at the personal data storage market. There are numerous technologies and products that have been designed for the personal data storage market, including removable magnetic media, removable optical media, flash cards, flash-based MP3 players and other removable storage media.
Many of these products are substitute products, providing essentially the same data storage functionality. To the extent any of these competing technologies or any technologies developed in the future enjoy greater market acceptance than our products, the market for our products may contract and our sales would decline, which could adversely affect our results of operations. For example, sales of high capacity MP3 players have recently enjoyed significant growth. If
MP3 manufacturers were to market high capacity MP3 players for data storage as well as music storage or consumers were to use their MP3 players to store digital data files in addition to music, this could diminish the demand for USB flash drives in general and our DiskOnKey in particular.

WE MAY BE UNABLE TO MAINTAIN MARKET SHARE DUE TO PRICE COMPETITION OR SUPPLY
CONSTRAINTS, WHICH WOULD REDUCE OUR POTENTIAL REVENUES AND PROFITABILITY.

     The market for flash memory products is currently undergoing a period of surplus supply, but we cannot predict if this condition will continue and, if it does, for how long. During periods of excess supply in the market for our flash memory products, we may lose market share to competitors who aggressively lower their prices. We have in the past experienced, and may in the future experience, severe price competition for our products, which adversely impacts our product gross margins and overall profitability. Conversely, under conditions of tight flash memory supply, we may be unable to meet customer demand and maintain our market share. Our future growth rate depends in part on our ability to obtain sufficient flash memory components and other components to meet demand. If we are unable to do so in a timely manner, we may lose market share to our competitors.

                                       14

WE FACE COMPETITION IN OUR TARGET MARKETS FROM SOME OF OUR BUSINESS PARTNERS
AND THEIR CUSTOMERS, DUE TO OUR LICENSE AGREEMENTS WITH OUR PARTNERS.

     We have entered into license agreements with several of our business partners, including Toshiba and Samsung. Under these agreements, these parties and, in some circumstances their customers, may manufacture and sell products that incorporate technology covered by our patents which compete with our
DiskOnKey and DiskOnChip products. In particular, pursuant to our agreements with Toshiba, Toshiba markets and sells the Mobile DiskOnChip products to customers under Toshiba's trademark. In addition, Toshiba has begun to market and sell USB flash drives which compete with our DiskOnKey products. Toshiba also has the right to directly market products that we may jointly develop in the future. Similarly, Samsung markets and sells products that compete with our
Mobile DiskOnChip and DiskOnKey products. In addition, we have agreed not to pursue any action for infringement of our patents against any customer of
Samsung which manufactures flash data storage devices that incorporate both flash components and controllers provided by Samsung. Any current or future agreements to license our patents to our partners and competitors, may increase competition and may adversely impact our revenues.

                  RISKS RELATED TO OUR INTELLECTUAL PROPERTY

OUR BUSINESS COULD SUFFER IF THIRD PARTIES INFRINGE UPON OUR PROPRIETARY
TECHNOLOGY, AND OUR PATENTS AND PROPRIETARY TECHNOLOGY MAY NOT AFFORD US
SUFFICIENT PROTECTION FROM SUCH INFRINGEMENT.

     Our success is dependent upon our proprietary technology. As of February
1, 2005, we had 36 U.S. patents and several foreign patents relating to our technology and products. We also have as of such date 85 applications for patents pending in the U.S. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements, to establish and protect the proprietary rights and technology used in our products. However, these methods may not afford complete protection and we cannot assure you that:

    o any of our existing patents will not be invalidated;

    o patents will be issued for any of our pending applications;

    o any claims allowed from existing or pending patents will have sufficient scope or strength;

    o our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage; or

    o our competitors will not be able to design their products around our patents or independently develop our trade secrets and know-how.

WE MAY BE INVOLVED IN LITIGATION REGARDING OUR INTELLECTUAL PROPERTY RIGHTS,
WHICH WOULD BE COSTLY AND WOULD DIVERT THE EFFORTS OF OUR KEY TECHNICAL AND
MANAGEMENT PERSONNEL.

     Given the developing nature of our markets and the related intellectual property, we cannot assure you that some of our competitors will not infringe our intellectual property rights, and thereby force us to incur substantial costs if we choose to defend our rights. Litigation involving intellectual property can become complex and extend for a protracted time and is often very expensive. We are currently involved in several opposition and/or revocation procedures where we have opposed third party patents in various jurisdictions
(China, UK and Taiwan). Intellectual property claims, whether or not meritorious, may result in the expenditure of significant financial resources, injunctions against us or the imposition of damages that we must pay and would also divert the efforts and attention of some of our key management and technical personnel. If we bring an intellectual property infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully assert a counterclaim that our patents are invalid or unenforceable.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS AND
THIS COULD REQUIRE US TO PAY DAMAGES AND FORCE US TO STOP MANUFACTURING OR
SELLING CERTAIN OF OUR PRODUCTS.

     Third parties may assert against us infringement claims or claims that we have violated their patent or infringed their copyright, trademark or other proprietary right. We currently are involved in

                                       15

one legal action in Singapore in connection with the allegation of our infringement of the intellectual property rights of a third party. Oppositions to our patent applications have been filed by third parties in Taiwan,
Australia and Israel. An infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources by
us. An adverse determination of any infringement claim could subject us to significant liabilities to third parties, could require us to seek licenses from third parties or expend significant resources to develop non-infringing technology and could prevent us from manufacturing, selling or using certain of our products. Any of these developments could have a material adverse effect on our business, financial condition or results of operations.

WE MAY BE UNABLE TO LICENSE INTELLECTUAL PROPERTY TO OR FROM THIRD PARTIES AS
NEEDED.

     We may desire or be required to obtain licenses from others in order to further develop, produce and market commercially viable products. We may also need to license some of our intellectual property to others in order to enable us to obtain cross-licenses to third-party patents. We cannot assure you that we will be able to obtain any required licenses on commercially reasonable terms, if at all, that the patents underlying those licenses will be valid and enforceable or that the technology underlying those licenses will remain proprietary in nature. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products. We cannot assure you that we would be successful in redesigning our products or that the necessary licenses will be available under reasonable terms, or that our existing licensees will renew their licenses upon expiration, or that we will be successful in signing new licenses in the future.

WE MAY NEED TO INDEMNIFY THIRD PARTIES FOR INFRINGEMENT CLAIMS RELATED TO OUR
INTELLECTUAL PROPERTY.

     We historically have agreed to indemnify distributors, partners and customers for alleged patent infringement claims in connection with our technology or products. The scope of this indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third-party claims for patent infringement. Any future obligation to indemnify our distributors, partners and customers could adversely affect our business, financial condition or results of operations.

           RISKS RELATED TO OUR ISRAELI AND INTERNATIONAL OPERATIONS

CONDITIONS IN ISRAEL MAY ADVERSELY AFFECT OUR OPERATIONS AND MAY LIMIT OUR
ABILITY TO PRODUCE AND SELL OUR PRODUCTS.

     We are incorporated under Israeli law and our principal offices and research and development facilities and some of our manufacturing facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its
Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West
Bank and Gaza Strip. Further deterioration of hostilities into a full scale conflict might require more widespread military reserve service by some of our employees, which could have a material adverse effect on our business. In addition, several Arab countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

     Generally, all male adult citizens and permanent residents of Israel under the age of 45 can, unless exempt, be called up and obligated to perform active military reserve duty for as many as 36

                                       16

days annually (beyond this age, they may be called up and obligated to take part in military training for as many as 13 days annually). Additionally, all
Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

THE GOVERNMENT PROGRAMS AND TAX BENEFITS THAT WE CURRENTLY RECEIVE REQUIRE US
TO MEET SEVERAL CONDITIONS AND MAY BE TERMINATED OR REDUCED IN THE FUTURE,
WHICH WOULD INCREASE OUR COSTS AND TAXES.

     We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor.
These programs and tax benefits may not be continued in the future at their current levels or at any level. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli governmental authorities have indicated that the government may further reduce or eliminate some of these benefits in the future. The termination or reduction of existing programs and tax benefits could increase our expenses, thereby reducing our profits or increasing our losses. In addition, the law and regulations prescribing the benefits provide an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is December 31, 2007, and no new benefits will be granted after that date unless the expiration date is extended again. There can be no assurance that new benefits will be available after
December 31, 2007, or that existing benefits will be continued in the future at their current levels or at any level.

     The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions.
If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

     In connection with research and development grants received from the
Office of the Chief Scientist of Israel, or the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grant from the OCS. The terms of the OCS grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel.
This restriction may limit our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. In connection with our grant applications, we have made certain representations, including information provided in periodical performance reports, and we have committed to certain performance-based covenants. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with an adjustment based on the Israeli consumer price index and an interest factor in addition to certain other penalties. In addition, if we fail to comply with any of these conditions or restrictions, we would likely be ineligible to receive
OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND
DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS OR TO ASSERT U.S.
SECURITIES LAW CLAIMS IN ISRAEL.

     We are incorporated in Israel. Substantially all of our executive officers and directors are nonresidents of the U.S., and a substantial portion of our assets and the assets of these persons are

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located outside the U.S. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because
Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact that can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.

UNDER CURRENT ISRAELI LAW, WE MAY NOT BE ABLE TO ENFORCE COVENANTS NOT TO
COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM BENEFITING
FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES.

     We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to work for one of our competitors and we could not demonstrate to the court that we would be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us.

OUR OPERATIONS MAY BE ADVERSELY AFFECTED BY FLUCTUATIONS IN CURRENCY EXCHANGE
RATES, INCLUDING BY THE APPRECIATION OF ISRAELI CURRENCY AGAINST THE U.S.
DOLLAR.

     We price our products primarily in U.S. Dollars. If the Euro, Japanese
Yen, New Taiwanese (NT) dollar or other currencies in regions in which we sell our products weaken relative to the U.S. Dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales.
Also, in the event that any of our customers require that our products be quoted and sold in currencies other than the U.S. Dollar, we may receive income in such other currencies and as a result, our results will be impacted by fluctuations in the currencies relative to the U.S. Dollar.

     In addition, certain of our expenses are in, or are linked to, currencies other than the U.S. Dollar, principally the New Israeli Shekel (NIS), the NT dollar and the Japanese Yen. This exposes us to potentially increased operational costs as well as increased costs for certain of our products as a result of currency fluctuations.

     A substantial portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. We bear the risk that the
NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. In 2003, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. In 2004, however, the inflation adjusted NIS did not appreciate against the dollar significantly. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. We cannot assure you that we will not be materially adversely affected if the NIS appreciates against the dollar in the future.

TERRORIST ATTACKS AND GOVERNMENT RESPONSES THERETO AND WARS MAY HAVE AN ADVERSE
EFFECT ON ALL ASPECTS OF OUR BUSINESS.

     The terrorist attacks in the U.S., U.S. military responses to these attacks, the ongoing hostilities in Iraq and threats of war and acts of terrorism in Europe and elsewhere and the related decline in consumer confidence and continued economic weakness have had a negative impact on consumer

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retail demand and our business. Any escalation in these events or similar future events may disrupt our worldwide operations or those of our customers and suppliers and may adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer confidence and spending in particular, which could harm our sales.

OUR U.S. INVESTORS COULD SUFFER SIGNIFICANT ADVERSE TAX CONSEQUENCES IF WE ARE
CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

     We would be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes if (i) 75% or more of our gross income in a taxable year including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, or (ii) at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, produce, or are held for the production of passive income. Passive income includes, among other items, interest, dividends, royalties, rents and annuities, and amounts derived by the investment of funds raised in certain securities offerings. If we are or become a PFIC, or if the U.S. Internal
Revenue Service, or IRS, subsequently successfully asserts that we are, were or became a PFIC at some point, many of our shareholders will be subject to potentially substantial adverse tax consequences, including:

    o Taxation at the highest ordinary income tax rates in effect during the holding period on some distributions on our ordinary shares, and on gain from the sale or other disposition of our ordinary shares;

    o Paying interest on taxes allocable to prior periods; and

    o No increase in the tax basis of our ordinary shares to fair market value at the date of the holder's death.

     We believe that we were not a PFIC for 2004 and do not anticipate becoming a PFIC in the future. However, the tests for determining PFIC status are applied annually and it is difficult to make an accurate prediction of future income and assets that are relevant to this determination. Accordingly, we cannot assure you that we will not be treated as a PFIC in future years.

CERTAIN PROVISIONS OF ISRAELI LAW AND OUR ARTICLES OF ASSOCIATION MAY DELAY,
PREVENT OR MAKE DIFFICULT A MERGER WITH OR AN ACQUISITION OF US, WHICH COULD
PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

     Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets.
Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.
These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. In addition, our Articles of Association contain provisions that could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our Articles of Association provide that any merger or significant acquisition involving us requires the approval of 75% of the voting power of our shareholders present at a meeting, in person or by proxy, and voting on the transaction. This provision of our Articles of Association can only be amended by the same supermajority shareholder vote required for approval of a merger or acquisition transaction. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

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